

July 21, 2017

VIA ELECTRONIC MAIL

Mr. Michael W. Kremenak, Esq.
Secretary and Chief Legal Officer
Thrivent Core Funds
625 Fourth Avenue South
Minneapolis, MN 55415

> Re.: Thrivent Core Funds ("Registrant")
> Thrivent Core Emerging Markets Debt Fund ("Fund")
> File Nos.: 333-218855 / 811-23149

Dear Mr. Kremenak:

    The staff has reviewed the registration statement referred to above, which the Commission received on June 21, 2017. We gave the filing a full review. Page numbers refer to page numbers in the courtesy copy provided by the Registrant.

I. **Comments**

    A. **Prospectus**

        1. **Investment Objective** (page 2): Please consider parenthetically identifying the Thrivent Core Emerging Markets Debt Fund as the "Fund," to avoid confusion when the term is used throughout the prospectus to refer to this fund.

        2. **Fees and Expenses** (page 2):

            a) Disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year. Refer to Instruction 6(a) to Item 3 of Form N-1A.

            b) Footnote 1 to the fee table says that, in the case of investments of $1,000,000 or more, a 1% deferred sales charge will apply to shares redeemed within one year. Please clarify whether the charge would apply regardless of the amount redeemed, as opposed to applying only if the entire $1,000,000, or more, investment is redeemed. In addition, this policy appears to be inconsistent with the disclosure on page 10 under

"Frequent Trading Policies and Monitoring Processes." Please revise or advise.

3. **Example** (page 2): Complete only the 1- and 3-year period portions of the Example. Refer to Instruction 6(b) to Item 3 of Form N-1A.

4. **Purchase and Sale of Fund Shares** (page 4): In the disclosure, please define, identify, or provide an example of an "authorized individual."

5. **Principal Strategies** (pages 2-3):

> a) Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. *See* Barry Miller letter to ICI, dated July 30, 2010.

> b) Disclosure on page 3 states, that the "Fund may invest in other series of the Thrivent Core Funds, which, like the Fund, are mutual funds that are only offered to affiliates of the Fund and that do not charge an investment advisory fee." Because, currently, this Fund is the only 1933 Act-registered series offered, consider indicating in the disclosure that the Fund may invest in other series of the Thrivent Core Funds that *may be offered in the future*.

6. **Summary Section** (pages 2-4) **- More about Investment Strategies and Risks** (pages 5-6): Please note that, Form N-1A Item 9 disclosure should not merely duplicate Item 4; rather Item 4 disclosure is intended to be a summary of the more detailed disclosure in Item 9. Consult IM Guidance Update 2014-08.

7. **More about Investment Strategies and Risks** (page 5): Please be advised that, pursuant to Items 4 and 9 of Form N-1A, *all* principal and non-principal investment strategies must be disclosed in the prospectus. Currently, disclosure states that:

> *The principal strategies are the strategies that the Adviser believes are most likely to be important in trying to achieve the Fund's investment objective. Please note that the Fund may also use strategies and invest in securities that are not described in this prospectus, but that are described in the statement of additional information.*

8. **Advisory Fees** (page 9): This section states: "[t]he Fund does not pay an annual investment advisory fee to the advisor." Consider deleting the word "annual." Further, we understand that this advisory arrangement is because the

Fund's shares are sold only to other affiliated funds that do charge investment advisory fees. Please consider disclosing this reason why the Fund pays no advisory fee.

B. <u>SAI</u>

Independent Registered Public Accounting Firm: Please include a consent of the independent registered public accounting firm as an exhibit to the filing or explain why one will not be provided.

****

II. **<u>General</u>**

Responses to these comments should be made in a letter to me filed on EDGAR and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any amendments to it. After we have resolved all issues, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6763. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at <u>scottpa@sec.gov</u>, and documents can be transmitted by facsimile to me at (202) 772-9285. Mail or deliveries should include reference to zip code 20549-8411.

Sincerely,

<u>/s/ Patrick Scott</u>

Patrick Scott
Senior Counsel
Office of Disclosure and Review